# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sky Quarry Inc., CIK 0001812447
CUSIP: 83087C204
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 707 W. 700 S., SUITE 101, WOODS CROSS, Utah (UT), 84087
Date of event which requires filing of this statement: 08/09/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002055153

## Reporting persons
- Baker Janey Mae: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,041,545; shared voting power 0; sole dispositive power 1,041,545; shared dispositive power 0; aggregate amount beneficially owned 1,041,545 (5.5% of the class)
  Comment: The shares listed above include 782,500 shares owned by Vari Asset Management, a company controlled by Ms. Baker.

## Item 1. Issuer
Name of issuer: Sky Quarry Inc.
Address of issuer's principal executive offices: 707 W. 700 S., SUITE 101, WOODS CROSS, UTAH, 84087

## Item 2. Person Filing
Name of person filing: Janey M. Baker
Address of principal business office or, if none, residence:
Residence:
4618 Dunman Avenue
Woodland Hills CA 91364
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,041,545

This amount includes 782,500 shares owned by Vari Asset Management, a company controlled by Janey Baker.
Percent of class: 5.5
Sole power to vote or to direct the vote: 1,041,545
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,041,545
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Baker Janey Mae: /s/ Janey Mae Baker, Individual (02/07/2025)